February 1, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attn: Jordan Nimitz

Re:	Edible Garden AG Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed January 27, 2023
File No. 333-268800

Dear Ms. Nimitz:

On behalf of Edible Garden AG Incorporated (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated January 31, 2023, providing the Staff’s comments with respect to the second amendment to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). The Company is currently filing via the EDGAR system an amendment to the Registration Statement (the “Amendment”).

For the convenience of the Staff, the Staff’s comment is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

Amendment No. 2 to Form S-1 Filed January 27, 2023

Recent Developments

Edible Garden Heartland, page 33

1.

We note the reference in the last sentence of the first paragraph that the historical audited financial statements and interim unaudited financial statements of the Greenleaf business prior to the acquisition, as well as pro forma financial information showing the effect of the Greenleaf Business at certain dates, will be included in this prospectus. Please revise to remove this reference since you removed the Greenleaf financial statements and pro forma information after you concluded it was the acquisition of assets and not a business.

Response: The Company respectfully acknowledges the Staff’s comment and has revised this paragraph in the Amendment.

Edible Garden AG Incorporated

If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact the undersigned by email at AMcClean@hselaw.com or telephone at (585) 231-1248.

Very truly yours,

By:	/s/ Alexander R. McClean
Alexander R. McClean
DIRECT DIAL: 585.231.1248
EMAIL: AMCCLEAN@HSELAW.COM

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